Fresenius Medical Care AG & Co. KGaA
Investor Relations
Investor News	Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

November 4, 2008

Fresenius Medical Care Reports Strong Third Quarter and
Nine Months Results; Confirms Outlook for 2008

Summary Third Quarter 2008:

Net revenue	$2,713 million	+	12%
Operating income (EBIT)	$422 million	+	6%
Net income	$206 million	+	14%
Earnings per share	$0.69	+	14%

Summary First Nine Months 2008:

Net revenue	$7,890 million	+	10%
Operating income (EBIT)	$1,240 million	+	8%
Net income	$603 million	+	16%
Earnings per share	$2.03	+	16%

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Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of Dialysis Products and Services, today announced its results for the third quarter and first nine months of 2008.

Third Quarter 2008:

Revenue

Net revenue for the third quarter of 2008 increased by 12% to $2,713 million (9% at constant currency) compared to the third quarter of 2007. Organic revenue growth worldwide was 8%. Dialysis Services revenue grew by 10% to $1,985 million (9% at constant currency) in the third quarter of 2008. Dialysis Product revenue increased by 16% to $728 million (11% at constant currency) in the same period.

North America revenue increased by 7% to $1,771 million. Organic revenue growth was 5%. Dialysis Services revenue grew by 6% to $1,587 million. Average revenue per treatment for the U.S. clinics increased to $333 in the third quarter of 2008. This represents an increase of $6 per treatment compared to the third quarter of 2007 as well as sequentially from the second quarter of 2008. The improvement in the revenue per treatment was primarily due to increased commercial revenue rates. Dialysis Product revenue increased by 11% to $184 million. This performance was led by strong sales across almost the entire product portfolio.

International revenue was $942 million, an increase of 23% (14% at constant currency) compared to the third quarter of 2007. Organic revenue growth in the International segment was 13%. Dialysis Services revenue reached $398 million, an increase of 30% (20% at constant currency). Dialysis Product revenue rose 19% to $544 million (11% at constant currency), led by strong dialyzer and dialysis machine sales.

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Earnings

Operating income (EBIT) increased by 6% to $422 million compared to $397 million in the third quarter of 2007, resulting in an operating margin of 15.6% compared to 16.4% for the third quarter 2007. This margin decrease mainly reflected higher personnel expenses, increased costs for the anticoagulant drug Heparin, a mix effect with accelerated growth in the International Service business, start-up costs of new clinics and higher expenditures for our research and development activities. Further, we experienced higher depreciation expenses as a result of our recent investments to expand our production capacities to continue to meet customer demand. The availability of these new capacities allowed a more normalized summer shutdown program for maintenance of our European facilities, in contrast to last year’s shortened program. The exceptional revenue growth was supported by increased reimbursement rates and a continued above market growth of renal products.

Net interest expense for the third quarter of 2008 was $87 million compared to $95 million in the same quarter of 2007. This positive development was mainly attributable to lower average interest rates associated with changes in the financing structure due to the redemption of a portion of the Trust Preferred Securities.

Income tax expense was $123 million for the third quarter of 2008 compared to $115 million in the third quarter of 2007, reflecting effective tax rates of 36.6% and 38.0%, respectively. The decrease is mainly a result of German tax reform which became effective January 1, 2008.

Net income for the third quarter 2008 was $206 million, an increase of 14%.

Earnings per share (EPS) for the third quarter of 2008 rose 14% to $0.69 per ordinary share compared to $0.61 for the third quarter of 2007. Earnings per ordinary American Depository Share (ADS) are equivalent as one ADS represents one share as a result of the change in ratio of the Company’s ordinary shares and preference shares to ADSs. The weighted average number of shares outstanding for the third quarter of 2008 was approximately 297.2 million shares compared to 295.8 million shares for the third quarter

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of 2007. The increase in shares outstanding is due to stock option exercises in the fourth quarter of 2007 and in the first nine months of 2008.

Cash Flow

In the third quarter of 2008, the Company generated a very strong $315 million in cash from operations, representing 12% of revenue. The cash flow generation was impacted by our strong operating income combined with a slight increase in working capital.

A total of $160 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $155 million. A total of $39 million in cash was used for acquisitions, net of divestitures.

Nine Months Ended September 30, 2008:

Revenue and Earnings

Net revenue was $7,890 million, up 10% from the first nine months of 2007. In constant currency net revenue rose 7%. Organic growth was 7% in the first nine months of 2008.

Operating income (EBIT) increased by 8% to $1,240 million compared to $1,152 million in the first nine months of 2007, resulting in an operating margin of 15.7% compared to 16.1% for the first nine months of 2007. This development mainly reflected higher research and development expenses and start-up costs for new clinics. Reduced reimbursement rates for EPO, lower utilization levels of EPO as well as increased costs for the anticoagulant drug Heparin and higher personnel expenses were partially offset by increases in underlying reimbursement rates and strong contributions from renal products.

Net interest expense for the first nine months of 2008 was $252 million compared to $281 million in the same period of 2007. The reduction was mainly due to lower average interest rates associated with changes in our financing structure.

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Income tax expense was $366 million in the first nine months of 2008 compared to $331 million in the same period in 2007, reflecting tax rates of 37.0% and 38.0%, respectively.

For the first nine months of 2008, net income was $603 million, an increase of 16% from the first nine months of 2007.

Earnings per ordinary share rose 16% to $2.03. The weighted average number of shares outstanding during the first nine months of 2008 was approximately 296.8 million.

Cash Flow

Cash from operations during the first nine months of 2008 was $716 million, representing 9% of revenue. Cash Flow generation was impacted by our strong operating income, partially offset by slight increases in the Days Sales Outstanding (DSO) and other working capital.

A total of $493 million was used for capital expenditures, net of disposals. Free Cash Flow before acquisitions for the first nine months of 2008 was $223 million. A total of $130 million in cash was used for acquisitions, net of divestitures.

Please refer to the attachments for a complete overview on the third quarter and first nine months of 2008 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients – Clinics – Treatments

As of September 30, 2008, Fresenius Medical Care treated 181,937 patients worldwide, which represents a 6% increase compared to last year. North America provided dialysis treatments for 125,356 patients, an increase of 4%. Including 34 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 127,172. The International segment served 56,581 patients, an increase of 10% over last year.

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As of September 30, 2008, the Company operated a total of 2,349 clinics worldwide. This is comprised of 1,666 clinics in North America (1,700 including managed clinics), an increase of 5%, and 683 clinics in the International segment, an increase of 8%.

Fresenius Medical Care delivered approximately 20.7 million dialysis treatments worldwide during the first nine months of 2008. This represents an increase of 5% year over year. North America accounted for 14.2 million treatments, an increase of 4%, and the International segment delivered 6.4 million treatments, an increase of 9% over last year.

Employees

As of September 30, 2008, Fresenius Medical Care had 63,990 employees (full-time equivalents) worldwide compared to 61,406 employees at the end of 2007.

Debt/EBITDA Ratio

The ratio of debt to Earnings before Interest, Taxes and Amortization (EBITDA) decreased from 2.88 at the end of the third quarter of 2007 to 2.71 at the end of the third quarter 2008.

Credit Ratings

During Q3, Moody´s did not change any Rating of Fresenius Medical Care. Standard & Poor´s revised its outlook on July 9th, 2008 from positive to negative in connection with Fresenius SE´s acquisition of APP Pharmaceuticals Inc. All other Ratings of Fresenius Medical Care were affirmed, last on September 4th, 2008. For further detailed information on Fresenius Medical Care´s Credit Relations we would like to refer you to our Internet Page at www.fmc-ag.com / Investor Relations / Credit Relations where one can find for example additional information on our credit ratings, maturity profiles and credit instruments.

Fresenius Medical Care AG & Co. KGaA, November 4, 2008	6 of 17

Outlook for 2008

For the year 2008, the Company confirms its outlook and expects to achieve revenue of more than $10.4 billion, an increase of more than 7%.

Net income is projected to be between $805 million and $825 million in the fiscal year 2008. This represents an increase of 12% to 15%.

In addition, the Company expects to spend $650 to $750 million on capital expenditures and $150 to $250 million on acquisitions. The debt/EBITDA ratio is projected to decrease to below 2.8 by the end of 2008.

For 2010, Fresenius Medical Care continues to expect revenue of more than $11.5 billion. Earnings after tax are projected to grow in the low- to mid-teens each year.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “We are very pleased to report a strong third quarter and first nine months of 2008. Our organic revenue growth clearly accelerated during the year 2008 showing an excellent growth of 8% in the third quarter of 2008. With 12% of revenue, we have seen a very strong operating cash flow performance. We continued our investments in future growth by expanding our clinic network and production capacities as well as our research and development activities. Despite cost pressures, an uncertain economic environment and volatile currency developments, we are proud to say that we can reconfirm our guidance for 2008 and are confident of achieving our mid term financial targets for 2010. More importantly in the current environment, our financing is very stable through 2011. We remain focused on continuing to execute our strategic objectives, in particular, providing our patients the best dialysis treatment possible to ensure a maximum of quality of life.”

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Conference Call

Fresenius Medical Care will hold a conference call to discuss the results of the third quarter and the first nine months of 2008 on Tuesday, November 4, 2008, at 3:30 pm CET / 9:30 am EST. The Company invites investors to view the live webcast of the conference call at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,600,000 individuals worldwide. Through its network of 2,349 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 181,937 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P). For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care	Three Months Ended			Nine Months Ended
Statement of Earnings	September 30,			September 30,

(in US-$ thousands, except	2008	2007	% Change	2008	2007	% Change
share and per share data)
(unaudited)

Net revenue
Dialysis Care	1,984,938	1,800,771	10.2%	5,753,484	5,356,669	7.4%
Dialysis Products	728,327	625,371	16.5%	2,136,801	1,794,357	19.1%
Total net revenue	2,713,265	2,426,142	11.8%	7,890,285	7,151,026	10.3%

Cost of revenue	1,803,886	1,588,201	13.6%	5,201,721	4,691,347	10.9%
Gross profit	909,379	837,941	8.5%	2,688,564	2,459,679	9.3%

Selling, general and administrative	466,983	425,590	9.7%	1,388,680	1,263,681	9.9%
Research and development	20,206	15,639	29.2%	59,978	43,546	37.7%
Operating income (EBIT)	422,190	396,712	6.4%	1,239,906	1,152,452	7.6%

Interest income	(6,467)	(8,705)	-25.7%	(19,266)	(19,048)	1.1%
Interest expense	93,516	103,538	-9.7%	271,275	300,367	-9.7%
Interest expense, net	87,049	94,833	-8.2%	252,009	281,319	-10.4%
Earnings before income taxes and minority interest	335,141	301,879	11.0%	987,897	871,133	13.4%
Income tax expense	122,534	114,750	6.8%	365,621	331,097	10.4%
Minority interest	6,272	6,371		18,980	20,320
Net income	206,335	180,758	14.1%	603,296	519,716	16.1%

Operating income (EBIT)	422,190	396,712	6.4%	1,239,906	1,152,452	7.6%
Depreciation and amortization	107,897	89,368	20.7%	306,761	259,861	18.0%
EBITDA	530,087	486,080	9.1%	1,546,667	1,412,313	9.5%

Total bad debt expenses	56,274	53,127		157,922	152,762

Earnings per ordinary share	$0.69	$0.61	13.6%	$2.03	$1.76	15.5%
Earnings per ordinary ADS	$0.69	$0.61	13.6%	$2.03	$1.76	15.5%

Weighted average number of shares
Ordinary shares	293,417,973	292,062,414		293,030,504	291,721,451
Preference shares	3,802,913	3,747,548		3,790,298	3,728,265

Percentages of revenue
Cost of revenue	66.5%	65.5%		65.9%	65.6%
Gross profit	33.5%	34.5%		34.1%	34.4%

Selling, general and administrative	17.2%	17.5%		17.6%	17.7%
Research and development	0.7%	0.6%		0.8%	0.6%
Operating income (EBIT)	15.6%	16.4%		15.7%	16.1%

Interest expense, net	3.2%	3.9%		3.2%	3.9%
Earnings before income taxes and minority interest	12.4%	12.4%		12.5%	12.2%
Income tax expense	4.5%	4.7%		4.6%	4.6%
Minority interest	0.2%	0.3%		0.2%	0.3%
Net income	7.6%	7.5%		7.6%	7.3%

EBITDA	19.5%	20.0%		19.6%	19.7%

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Fresenius Medical Care	Three Months Ended			Nine Months Ended
Segment and Other Information	September 30,			September 30,

(in US-$ million)	2008	2007	% Change	2008	2007	% Change
(unaudited)

Net revenue
North America	1,771	1,660	6.6%	5,153	4,957	3.9%
International	942	766	23.1%	2,737	2,194	24.8%
Total net revenue	2,713	2,426	11.8%	7,890	7,151	10.3%

Operating income (EBIT)
North America	296	283	4.6%	858	826	3.9%
International	152	135	12.7%	462	386	19.8%
Corporate	(26)	(21)	21.6%	(80)	(60)	35.7%
Total operating income (EBIT)	422	397	6.4%	1,240	1,152	7.6%

Operating income in percentage of revenue
North America	16.7%	17.0%		16.7%	16.7%
International	16.1%	17.6%		16.9%	17.6%
Total	15.6%	16.4%		15.7%	16.1%

Employees
Full-time equivalents (Sep.30 compared to Dec. 31)				63,990	61,406

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Fresenius Medical Care Reconciliation of non US-GAAP financial measures to the most directly comparable US-GAAP financial measures	Three Months Ended September 30,		Nine Months Ended September 30,

(in US-$ million)	2008	2007	2008	2007
(unaudited)

Segment information North America
Net revenue	1,771	1,660
Costs of revenue and research and development	1,187	1,102
Selling, general and administrative	288	275
Costs of revenue and operating expenses	1,475	1,377
Operating income (EBIT)	296	283

Percent of revenue	16.7%	17.1%

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	321	297
less internal sales	(137)	(130)
Dialysis Products external sales	184	167
International
Dialysis Products revenue incl. internal sales	622	524
less internal sales	(78)	(65)
Dialysis Products external sales	544	459

Reconciliation of cash flow from operating activities to EBITDA 1)
Total EBITDA			1,547	1,412
Interest expense, net			(252)	(281)
Income tax expense			(366)	(331)
Change in working capital and other non cash items			(213)	90
Net cash provided by operating activities			716	890

Annualized EBITDA 2)
Operating income (EBIT) last twelve months			1,668	1,533
Depreciation and amortization last twelve months			410	347
Non cash charges			44	37
Annualized EBITDA			2,122	1,917

1)	EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

2)	EBITDA 2007: Excluding restructuring costs and in-process R&D.

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Fresenius Medical Care Balance Sheet	September 30, (unaudited)	December 31, (audited)

(in US-$ million)	2008	2007

Assets
Current assets	4,095	3,859
Intangible assets	8,101	7,936
Other non-current assets	2,588	2,375
Total assets	14,784	14,170

Shareholders’ equity and liabilities
Current liabilities	3,155	3,026
Long-term liabilities	5,721	5,569
Shareholders’ equity	5,908	5,575
Total Shareholders’ equity and liabilities	14,784	14,170

Equity/assets ratio:	40%	39%

Debt
Short term borrowings	686	217
Short-term borrowings from related parties	1	2
Current portion of long-term debt and capital lease obligations	437	85
Current portion of Trust Preferred Securities	—	670

Long-term debt and capital lease obligations, less current portion	3,972	4,004
Trust Preferred Securities, less current portion	652	664
Total debt	5,748	5,642

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Fresenius Medical Care
Cash Flow Statement

Nine Months Ended September 30,	2008	2007
in US-$ million
(unaudited)

Operating activities
Net income	603	520
Depreciation / amortization	307	260
Change in working capital and other non cash items	(194)	110
Cash Flow from operating activities	716	890

Investing activities
Purchases of property, plant and equipment	(502)	(380)
Proceeds from sale of property, plant and equipment	9	21
Capital expenditures, net	(493)	(359)
Free Cash Flow	223	531

Acquisitions and investments, net of cash acquired and net purchases of intangible assets	(176)	(144)
Proceeds from divestitures	46	29
Acquisitions, net of divestitures	(130)	(115)
Free Cash Flow after investing activities	93	416

Financing activities
Change in accounts receivable securitization program	452	(266)
Change in intercompany debt	(1)	39
Change in other debt	310	54
Redemption of Trust Preferred Securities	(678)	—
Proceeds from exercise of stock options	38	33
Change in minority interest	(27)	(15)
Dividends paid	(252)	(188)
Cash Flow from financing activities	(158)	(343)

Effects of exchange rates on cash	—	6
Net (decrease) increase in cash	(65)	79

Cash at beginning of period	245	159
Cash at end of period	180	238

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Fresenius Medical Care
Quarterly Performance Scorecard - Revenue

Three months ended September 30,	2008	cc	2007	cc
(in US-$ thousands, except per-treatment revenue)

North America
Net revenue	1,770,820		1,660,462
Growth year-over-year	6.6%		2.9%

Dialysis Care	1,586,594		1,493,793
Growth year-over-year	6.2%		1.5%
U.S. per treatment	333		327
Per treatment	328		323
Sequential growth	1.7%		-0.2%
Growth year-over-year	1.8%		0.6%

Dialysis Products
incl. internal sales	320,908		296,897
Growth year-over-year	8.1%		10.8%
External sales	184,226		166,669
Growth year-over-year	10.5%		18.2%

International
Net revenue	942,278		765,681
Growth year-over-year	23.1%	14.4%	23.2%	14.4%

Dialysis Care	398,345		306,987
Growth year-over-year	29.8%	20.1%	32.5%	22.8%
Per treatment	179	166	153	142
Sequential growth	-2.1%		3.0%
Growth year-over-year	16.8%	8.1%	15.9%	7.4%

Dialysis Products
incl. internal sales	622,010		523,856
Growth year-over-year	18.7%	10.3%	19.4%	10.6%
External sales	543,933		458,704
Growth year-over-year	18.6%	10.5%	17.8%	9.4%

cc = at constant exchange rates

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Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis Care Volume

Three months ended September 30,	2008	2007

North America
Number of treatments	4,829,339	4,621,343
Treatments per day	61,131	59,248
Per day sequential growth	0.5%	0.6%
Per day year-over-year growth	3.2%	4.1%
Same market growth year-over-year	3.0%	3.0%

International
Number of treatments	2,226,681	2,003,872
Same market growth year-over-year	9.5%	4.9%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses

Three months ended September 30,	2008	2007

North America
Costs of revenue and operating expenses
Percent of revenue	83.3%	83.0%
Selling, general and administrative
Percent of revenue	16.3%	16.5%
Bad debt expenses
Percent of revenue	2.9%	3.0%
Dialysis Care operating expenses/Treatment (in US-$)	274	268
Sequential growth	1.6%	0.2%
Growth year-over-year	2.1%	-0.1%

Total Group
Costs of revenue and operating expenses
Percent of revenue	84.4%	83.6%
Selling, general and administrative
Percent of revenue	17.2%	17.5%
Effective tax rate	36.6%	38.0%

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Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities

Three months ended September 30, (in US-$ thousands, except number of de novos)	2008	2007

Total Group
Operating Cash Flow	314,512	382,472
Percent of revenue	11.6%	15.8%

Free Cash Flow before acquisitions	154,670	260,166
Percent of revenue	5.7%	10.7%

Acquisitions, net of divestitures	39,034	25,140

Capital expenditures, net	159,842	122,306
Percent of revenue	5.9%	5.0%

Maintenance	63,818	52,443
Percent of revenue	2.4%	2.2%

Growth	96,024	69,863
Percent of revenue	3.5%	2.9%

Number of de novos	29	23
North America	19	14
International	10	9

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet

Three months ended September 30,	2008	2007

Total Group
Debt (in US-$ million)	5,748	5,513
Debt/EBITDA	2.7	2.9

North America
Days sales outstanding	60	57

International
Days sales outstanding	108	106

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Fresenius Medical Care
Quarterly Performance Scorecard

Three months ended September 30,	2008	2007

Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	95%	95%
Hemoglobin >= 11g/dl	76%	80%
Hemoglobin 10-13g/dl	85%	80%
Albumin >= 3.5 g/dl 1)	81%	80%
Phosphate 3.5-5.5mg/dl	53%	52%
Hospitalization Days per patient 2) (12 months ending September 30)	10.5	11.1

Demographics
North America (U.S.)
Average age (yr)	62	62
Average time on dialysis (yr)	3.6	3.5
Average body weight (kg)	79	78
Prevalence of diabetes	53%	53%

1)	International standard BCR CRM470

2)	Hospitalization data without former RCG facilities

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